Exhibit 99.1

Yucheng Technologies Announces Partnership with Bank of Communications for POS Merchant Acquiring Services

BEIJING, April 23, 2008 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, today announced that it has signed an agreement with the Beijing Branch of the Bank of Communications (“BCOM Beijing”), the fifth largest bank in China, to provide outsourced Point of Sale (POS) merchant acquiring services, targeting merchants in Beijing as potential new customers of credit and debit card processing services.

Yucheng's POS merchant acquiring services for BCOM Beijing include merchant acquisition, deployment, installation and maintenance of POS terminals, merchant training, as well as a 24-hour technical support hotline. As part of the agreement, Yucheng will purchase the POS terminals and supply consumables and repair parts for the terminals; fees generated from transactions processed via the installed POS terminals will be shared with BCOM Beijing under a long-term agreement. The POS terminals are designed to accept all major local and foreign credit and debit cards, including China UnionPay, VISA, MasterCard, Amex, and JCB.

As spending power of Chinese consumers has risen dramatically in recent years, bank cards are quickly becoming a major means of payment. According to the statistics of the People’s Bank of China, last year 1.47 billion bank cards were issued in China, up 30% from 2006. 21% of the country’s consumption value was made via bank cards in 2007, up from 17% in 2006. Annual fee income from cardholders and payment processing fees from merchants are driving banks to issue more cards and increase their POS installation base. In order to accelerate the deployment of POS terminals to enable electronic payments by consumers, many banks have chosen to outsource their POS merchant acquisition functions to third-parties such as Yucheng.

Yucheng’s CEO, Mr. Weidong Hong stated, “We are proud to be associated with Bank of Communications, and provide our POS merchant acquiring services to help accelerate this new revenue stream for them. Bank of Communications is a credible brand name in China’s banking industry, and enjoys strong franchise among both consumers and merchants. This partnership, once again, endorses Yucheng’s reputation and competitiveness in the POS merchant acquiring services. We are confident our reputation and industry track record positions us to secure more POS merchant acquiring partnerships from leading banks going forward in 2008.”

Mr. Hong added, “With our existing partnership with China Merchants Bank and China Construction Bank, Yucheng is able to offer to merchants POS terminals from three leading banks, each featuring different service level and content. As merchants tend to prefer using POS terminals from their existing relationship banks, our increasing number of partnership banks gives us an advantage to further win new merchants. As China is expected to experience a period of accelerated growth in POS deployment over the next few years, Yucheng, as a Nasdaq listed company engaging in POS merchant acquiring, is poised to capitalize on this unprecedented opportunity.”

About Bank of Communications

Founded in 1908 and headquartered in Shanghai, Bank of Communications is the fifth-largest bank with an extensive network of approximately 2,612 branches across the country. BCOM was listed on the Hong Kong Stock Exchange in 2005 and was the first Chinese commercial bank that was listed on an overseas stock exchange. BCOM provides a full range of commercial and retail banking services, including RMB and foreign-currency deposits, loans, international and domestic settlement, factoring, currency trading, letters of credit, bank guarantee, and other related services. As of the end of 2006, BCOM had a total asset value of approximately RMB1,720 billion.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,700 employees and has established an extensive footprint to serve its banking clients nationwide with subsidiaries and representative offices in eleven cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) channel-related IT solutions, such as web banking and call centers, 2) business-related processing solutions, such as core banking systems, foreign exchange and treasury management, and 3) management-related IT solutions, such as risk analytics and business intelligence. It is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: +1 646 383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: +86 10 6442-0533
Email: investors@yuchengtech.com